ASHMORE INVESTMENT MANAGEMENT
(US) CORPORATION

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND REPORTS OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2022

Filed as a Public Document Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of
1934

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION

C O N T E N T S

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SEC FILE NUMBER
8-68490

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 AND ENDING 06/30/22

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ashmore Investment Management (US) Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

475 Fifth Avenue, 15th Floor

(No. and Street)

New York	**New York**	**10026**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Kim	**212-377-5603**	jonathan.kim@ashmoregroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG

(Name – if individual, state last, first, and middle name)

SIX, Cricket Square	**George Town**	Grand Cayman **KY1-1106**	
(Address)	(City)	(State)	(Zip Code)
06/10/2004		1323	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jonathan Kim _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ashmore Investment Management (US) Corporation _____, as of September 23 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Sworn to before me this 23rd day of September, 2022

Julian M. Hill
Notary Public

Signature: _____

Title: CFO _____

JULIAN M HILL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HI6233785
Qualified in New York County
My Commission Expires 12-27-2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KPMG
P.O. Box 493
SIX Cricket Square
Grand Cayman KY1-1106
Cayman Islands
Telephone   +1 345 949 4800
Fax   +1 345 949 7164
Internet   www.kpmg.ky

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Ashmore Investment Management (US) Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (the "Company") as of June 30, 2022, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit

procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG

We have served as the Company's auditor since 2021.

George Town, Cayman Islands

September 23, 2022

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS

Assets		
Cash and cash equivalents	$	9,295,533
Receivable from affiliates		4,525,951
Receivable from affiliates - share based payments		2,853,542
Prepaid expenses		41,197
Trade and other receivables		4,059
Total current assets		16,720,282
Property and equipment, net		655,149
Goodwill		4,500,000
Net deferred tax asset		2,258,358
Total non-current assets		7,413,507
Total assets	$	24,133,789

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued compensation	$	1,414,375
Payable to affiliates		326,963
Operating lease liability		413,409
Accrued expenses		281,486
Total current liabilities		2,436,233
Operating lease liability		247,668
Non-current tax liability		392,178
Total non-current liabilities		639,846
Total liabilities	$	3,076,079
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding		60
Additional paid-in capital		7,145,916
Retained earnings		13,911,734
Total stockholder's equity	$	21,057,710
Total liabilities and stockholder's equity	$	24,133,789

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2022

Revenue		
Distribution fees	$	23,096,187
40 Act fees		170,004
Total Revenue		23,266,191
Operating expenses		
Employee and related expenses		4,377,845
Share-based payments expense		156,617
Broker fees		1,673,113
General and administrative		600,495
Professional and consulting		445,873
Depreciation and amortization		411,724
Travel and entertainment		225,836
Occupancy		39,477
Property tax		22,355
Dues and subscriptions		4,787
Total operating expenses		7,958,122
Profit from Operations		15,308,069
Other income (expense)		
Interest income (expense)		(21,971)
Profit before income taxes		15,286,098
Income tax expense		
Current		3,173,180
Deferred		792,663
Total income tax expense		3,965,843
Net profit	$	11,320,255

| | Common Stock | | Additional Paid - In | Retained | Total Stockholder's |
	Shares	Par Value	Capital	Earnings	Equity
Balance - July 1, 2021	6,022	$ 60	$ 7,145,916	$ 2,541,643	$ 9,687,619
Effect of lease accounting update	-	-	-	49,836	49,836
Net profit	-	-	-	11,320,255	11,320,255
Balance - June 30, 2022	6,022	$ 60	$ 7,145,916	$ 13,911,734	$ 21,057,710

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2022

Cash flows from operating activities:		
Net profit	$	11,320,255
Adjustments to reconcile net profit to net cash		
used in operating activities:		
Depreciation and amortization		411,724
Deferred tax expense		792,663
(Increase) decrease in assets:		
Receivable from affiliates		(4,522,142)
Receivable from affiliates - share based payments		(2,853,542)
Prepaid expenses		3,799
Trade and other receivables		(3,580)
Increase (decrease) in liabilities:		
Accrued compensation		(2,079,135)
Payable to affiliates		(5,462,343)
Non-current tax liability		392,178
Payable to affiliates - share-based payments		(363,343)
Accrued expenses		(156,254)
Operating lease liability		(385,932)
Cash flows used in operating activities		(2,905,652)
Cash flows from investing activities:		
Purchase of property and equipment		(8,573)
Cash flows used in investing activities		(8,573)
Net decrease in cash and cash equivalents		(2,914,225)
Cash and cash equivalents - beginning of year		12,209,758
Cash and cash equivalents - end of year	$	9,295,533
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	8,291,387
Cash received during the year for:		
Interest	$	2,422

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2022

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company engages in the following types of business:
- Mutual fund underwriter or sponsor (this activity does not involve firm commitments);
- Mutual fund retailer;
- Private placement of securities; and
- Provide advisory services related to emerging markets.

As of December 1, 2017, the Company became a wholly owned subsidiary of Ashmore Investment Advisors (US) Corp (the "Parent"), which is a private company incorporated under the laws of the US. The Company's ultimate parent and controlling entity is Ashmore Group plc ("AGL"), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company's revenues are generated from activities with the Ashmore funds. Previously, the Company was a wholly owned subsidiary of Ashmore Investments (UK) Limited, which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the Securities Investor Protection Corporation ("SIPC") and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is exempt from the provisions of Rule §240.15c3-3 of the Securities and Exchange Act of 1934. The Company is filing an exemption report, relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not maintain customers' accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual (accrued compensation), share-based payments and deferred tax assets. Actual results could differ materially from those estimates.

Note 2:   Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Company considers cash to include deposits in checking and sweep accounts. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investments purposes. At June 30, 2022, the Company had a cash equivalent balance of $9,230,502. Cash equivalents are classified as level 1 in the fair value hierarchy. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2022, the Company had an uninsured cash balance of $9,295,533 with three financial institutions. The Company has not experienced any losses in such accounts.

Property and Equipment, net

Property and equipment are stated at cost at the date of acquisition. It includes ROU assets; refer to Note 9 for additional information on leases. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter.

Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other"*. Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The two affiliated entities were subsequently dissolved. The carrying value of goodwill at June 30, 2022 is $4,500,000, which includes an impairment of $1,300,000 undertaken in 2015.

The Company evaluates goodwill for impairment on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting unit using a combination of the income and the market approach. If the

Note 2:   Summary of Significant Accounting Policies (continued)

carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss.

The Company performed a qualitative analysis and determined that no indicators of impairment existed for the year ended June 30, 2022.

Revenue Recognition
The Company adopted Topic 606 *Revenue from Contracts with Customers* with a date of the initial application of January 1, 2018. The Company applied Topic 606 retrospectively using the practical expedient in paragraph 606-10-65-1(f)(3), under which the Company does not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when the Company expects to recognize that amount as revenue for all reporting periods presented before the date of the initial application – i.e. January 1, 2018. There were no significant changes or quantitative impacts from the application.

The Company recognizes revenue in accordance with Topic 606, namely when all of the following criteria have been met:
- The parties to the contract have approved the contract and are committed to perform their respective obligations;
- The Company can identify each party's rights regarding the goods or services to be transferred;
- The Company can identify the payment terms for the goods or services to be transferred;
- The contract has commercial substance; and
- It is probable the Company will collect substantially all the consideration to which it will be entitled in exchange for the goods or services transferred.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The Company's primary source of revenue is from engaging in the types of business activities described in Note 1. The Company also earned commissions and fees on the sale of mutual funds (40 Act fees) of approximately $170,004.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2:   Summary of Significant Accounting Policies (continued)

Share-Based Payments

Employee share awards under the Ashmore Group plc Executive Omnibus Incentive Plan are accounted for in accordance with the FASB ASC 718 *Compensation – Stock Compensation*. This statement defines a fair value based method of accounting for share awards. Under the fair value method, compensation cost is measured at the grant date of the AGL shares based on the value of the award and is recognized over the service period, which is the vesting period (See Note 7).

Income Taxes

The Company follows the provisions of FASB ASC 740 *Income Taxes*. The provisions of FASB ASC 740 *Income Taxes* require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns.   Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amount

and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. As of the year-ended June 30, 2022, no such valuation allowance was recorded.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax position should be recorded in the financial statements. The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured as the largest benefit that is greater than fifty percent likelihood of being realized upon settlement with the taxing authority. A provision in respect of unrecognized tax benefits has been accounted for as a non-current liability. Refer to Note 8 for further details.

The Company is part of a tax grouping managed by the Parent for both federal and state income tax purposes. The Company will not be required to file income tax returns in its own right, but rather its profits will be consolidated with those of the other entities in the grouping with income taxes paid on its behalf by the Parent. For the purposes of these financial statements, per ASC 740, income taxes have been calculated on a standalone basis, adopting the separate company approach and assuming no relief for tax assets in the wider group. Hence, current and deferred income tax expense have been calculated on a standalone basis and all relevant current tax assets and liabilities are presented as intercompany balances between the Company and the Parent, which will physically settle all income taxes on its behalf.

Note 2:   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
The Company's financial instruments are cash, receivable from affiliates, receivable from affiliates related to share based payments, trade and other receivables, accrued compensation, payables to affiliates and accrued expenses. The recorded values of these financial instruments approximate fair value because of the short maturity of these instruments.

Lease
The Company determines if an arrangement is a lease at inception of the arrangement. The Company primarily enters into operating leases, as the lessee, for office space. Operating leases are included as ROU assets within Property and equipment and Operating lease liabilities on the Statement of Financial Condition. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The Lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date.

For Right-of-Use ("ROU") assets, the Company recognizes lease expense for the lease payments on a straight-line basis over the lease term.

Additional disclosures relating to leases are discussed in Note 9.

Note 3:   Property and Equipment, net

Property and equipment at June 30, 2022, consists of the following:

Computer equipment	$ 91,441
Furniture and fixtures	218,990
Leasehold improvements	9,921
ROU asset	1,585,925
	1,906,277
Less accumulated depreciation and amortization	(1,251,128)
Property and equipment, net	$ 655,149

Depreciation and amortization expense related to property and equipment for the year ended June 30, 2022 was $411,724.

Note 4:   Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. Each shareholder shall have the right to one vote for every share outstanding in their name. As of June 30, 2022 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5:   Related Party Transactions

Effective March 1, 2015, the Company entered into a marketing agreement with AGL to which the Company agreed to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") and Ashmore Investment Advisors Limited ("AIAL") in respect of the various funds and accounts for whom AIML, AIAL or their affiliates act as the investment manager or the investment advisor. The marketing agreement was amended on July 13, 2017, effective July 1, 2016. Under this agreement, the Company will invoice AGL for marketing services provided in an amount as agreed between the Company and AGL. For the year ended June 30, 2022, the Company has earned $23,096,187 under this agreement, which is included in revenue in the Statement of Income. This one agreement accounted for 99% of the total revenue for the year ended June 30, 2022.

Effective October 7, 2016 the Company entered into a lease agreement for premises. The office space is shared with the Parent and the rent is paid by the Parent on behalf of the Company. The lease is on a month-to-month basis and the expense is split based on the agreed transfer pricing policy. For the year ended June 30, 2022, the Company paid $428,160 of cash rent payments, the lease was accounted for in accordance with ASC 842.

Effective July 1, 2013, the Company entered into a service agreement with AGL, the ultimate parent of the Company. AGL is a public limited company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as information technology, human resources, legal and compliance. For the year ended June 30, 2022, AGL provided services to the Company totaling $174,140 which is included in General and administrative expenses and the Company had a payable balance to AGL of $57,311 included in the Payable to affiliates balance.

As a result of the income tax grouping, the Parent physically settles income taxes on behalf of the Company. The Company is included in the consolidated income tax returns of the Parent. Income tax expense is calculated by using a "separate return" method. Under this method, it is assumed that the Company files separate income tax returns with the relevant taxing authorities, thereby reporting its own taxable income or loss and paying the applicable income tax to or receiving the appropriate refund from the Parent. The Current tax expense is the amount of income taxes payable or refundable on the basis of this hypothetical, current-year separate return. Deferred taxes are provided on temporary differences and on any carryforwards that can be claimed in the Company's hypothetical separate return and the need for a valuation allowance is assessed on the basis of the projected separate return results. At the year ended June 30, 2022 the Company had a remaining income taxes payable balance to the Parent of $210,435 in relation to taxation due for the June 30, 2021 financial year,

Note 5:   Related Party Transactions (continued)

which is included in Payable to affiliates in the Statement of Financial Condition. At June 30, 2022 the Company had a receivable balance from the Parent of $522,603 in relation to overpayments of income taxes for the June 30, 2022 financial year which is included in Receivable from affiliates in the Statement of Financial Condition.

As a result of services provided to the Company by employees of the Parent, the Company recognized $130,446 which is included in General and administrative expenses and the Company had a payable balance to the Parent of $59,217 included in the Payable to affiliates balance related to this expense.

Effective July 1 2020, AGL revised its recharge policy to require all share based payment reserve balances related to group share awards to be regularly settled during the vesting period. Previously, these balances were recognized and settled as at the vest date.

Under the revised policy, the share-based payment reserve balances are transferred to intercompany balance and settled regularly. For the year ended June 30, 2022 the Company had $2,853,542 in Receivable from affiliates - share based payments.

Note 6:   Employee Benefits

In March 2013, the Company established a defined contribution 401(k) plan (the "Plan") for the benefit of all employees of the Company who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations. For the year ended June 30, 2022, the Company's profit sharing contributions were $288,168.

Employees of the Company are entitled to paid vacation and sick days. At June 30, 2022, the Company accrued $48,063 in compensated absences, which are included in accrued compensation on the Statement of Financial Condition.

Note 7:   Share-Based Payments

The 2006 Executive Omnibus Incentive Plan provides for the grant of AGL share awards (restricted shares), market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees. There were no options issued to employees of the Company as of June 30, 2022. The plan also allows bonuses to be deferred in the form of share awards (bonus shares), with or without matching shares. These elements can be used singly or in combination.

The fair value of each award is calculated based on the average closing price of AGL's stock for the five business days immediately prior to grant. Where the grant of restricted and

Note 7:   Share-Based Payments (continued)

matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes fully vested in the underlying shares. The employee must be an employee in good standing at time of vest. The fair value of the bonus awards is recognized in the relevant year of service.

The following table summarizes the activity of the Company's share awards as of June 30, 2022:

	Number of Shares Subject to Awards	Weighted Average Grant Date Share Price
Outstanding – as of July 1, 2021	4,452,814	$4.64
Granted	909,740	5.06
Vested	(569,406)	4.42
Forfeited	(1,249,148)	4.72
Outstanding – as of June 30, 2022	3,544,000	$4.75

The Company has elected to recognize forfeitures as they occur.

Compensation cost for share awards charged to operations was $156,617 and is included in Share-based payments expense in the accompanying Statement of Income. The related income tax benefit is $36,962.

As of June 30, 2022, there was $6,066,603 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted or accrued under the plan. The cost is expected to be recognized over the five years as follows:

Year Ending June 30,	Amount
2023	$ 2,056,709
2024	1,639,908
2025	1,201,448
2026	789,007
2027	379,531
Total	$6,066,603

AGL revised its group recharge policy with effect from July 1, 2020 to require all share based payment reserve balances related to group share awards to be regularly settled during the vesting period. Previously, these balances were recognized and settled as at the vest date.

Under the revised group policy, the share-based payment reserve balances are transferred to intercompany balance and settled regularly. Therefore, as the intercompany balances will be settled regularly, they are classed within current assets/liabilities.

Note 7: Share-Based Payments (continued)

The overall effect of the recharge mechanism is to reflect the expense and any lapses by the Company against an intercompany payable with AGL over the vesting term.

For the year ended June 30, 2022, the Company paid $3,373,501 of cash for share-based payments.

For the year ended June 30, 2022, the total fair value of shares vested during the year was $2,866,932.

Note 8: Income Taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Federal and state income tax expense is summarized as follows:

Current:		
	Federal	$2,466,745
	State	706,435
		3,173,180
Deferred:	Federal	891,524
	State	(98,861)
		792,663
	Total income tax expense	$3,965,843

Income Tax Rate Reconciliation

Profit before income taxes	$15,286,098
Federal tax at statutory rate	3,210,080
State tax at statutory rate	397,689
Provision to return adjustment	254,858
Nondeductible expenses	7,755
State tax rate change impact	(216,823)
Share based payments rate reconciling item	(80,829)
Excess tax benefits from share based payments	(8,123)
Unrecognized tax benefit	392,178
Other	9,058
Total income tax expense	$3,965,843

Note 8: Income Taxes (continued)

The components of the Company's deferred tax assets (liabilities) as of June 30, 2022 are as follows:

Deferred tax assets (liabilities):	Assets	Liabilities	Total
Accrued compensation	$333,818	$(-)	$333,818
Share-based compensation	2,945,887	(-)	2,945,887
Goodwill	-	(1,031,254)	(1,031,254)
Property and equipment	9,907	(-)	9,907
Total non-current deferred tax assets	$3,289,612	$(1,031,254)	$ 2,258,358

Unrecognized tax benefits

Unrecognized tax benefits – July 1, 2021	$-
Gross increases – tax positions in prior period	313,743
Settlement	-
Lapse of statute of limitations	-
Unrecognized tax benefits – June 30, 2022	$313,743

A provision in respect of unrecognized tax benefits has been accounted for as a non-current liability. Interest accrued in relation to the above unrecognized tax benefits and potential penalties of $78,435 have been recognized as income tax expense in the Statement of Income and included in the non-current tax liability in the Statement of Financial Condition. As the unrecognized tax benefits are linked to the company's taxable income, it is reasonably possible that these may be significantly different at the next balance sheet date, though at this point in time it is difficult to predict the potential impact.

Currently, the Company is not under examination by major taxing jurisdictions. The Company considers the U.S. Federal tax authorities to be a major taxing jurisdiction. The Company is no longer subject to examination by taxing authorities for the years prior to June 30, 2019.

Note 9: Leases

Effective July 1, 2019, the Company adopted ASC 842, Leases. Under the effective date transition method selected by the Company, leases existing at, or entered into after July 1, 2020 were required to be recognized and measured.

At June 30, 2022, the Company has one lease in New York which will expire on January 31, 2024. The discount factor used is 3.375% per annum.

Note 9:   Leases (continued)

The undiscounted maturity of the future lease payments under the lease agreements as of June 30, 2022 are as follows:

	Lease payment
Financial year 2023	428,160
Financial year 2024	249,760
Total undiscounted lease payments	677,920
Less imputed interest	(16,843)
Total lease liabilities	$661,077

The Company has undrawn credit through AIML to the maximum of $250,875 from Barclays bank to support the lease commitments.

An adjustment of $49,836 was made to better align accounting with ASC 842, Leases.

Note 10: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2022, the Company had net capital of $8,068,506, which was $7,999,012 in excess of its required net capital of $69,494. The Company's net capital ratio was 0.13 to 1.

Note 11: Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no loss contingencies as at June 30, 2022.

Note 12: Subsequent Events

Management has evaluated subsequent events through September 23, 2022, the date the financial statements were available to be issued. There are no material subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2022

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO THE UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2022

Total stockholder's equity	$	21,057,710
Additions		
Allowable credits – discretionary bonus accrual		1,060,259
Deductions		
Non allowable assets		
Receivables from affiliates (net)		7,052,530
Property and equipment, net		8,709
Trade and other receivables		4,059
Prepaid expenses		41,197
Goodwill		4,500,000
Net deferred tax asset		2,258,358
Total non-allowable assets		13,864,853
Haircuts		-184,610
Net capital	$	8,068,506
Aggregate indebtedness		
Non-current tax liability		392,178
Accrued compensation		354,116
Accrued expenses		281,486
Lease liability		14,637
Total aggregate indebtedness	$	1,042,417

Computation of basic net capital requirement

Computed minimum net capital required (greater of 6.6667% of aggregate indebtedness or minimum dollar net capital requirement)	$	69,494
Minimum dollar net capital requirement	$	5,000
Excess net capital ($8,068,506 - 69,494)	$	7,999,012
Percentage of aggregate indebtedness to net capital		12.92%

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO THE UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2022

Reconciliation with Company's computation included in part II of Form X-17A-5 as of June 30, 2022

Net capital, as reported in Company's part II Amended FOCUS report as filed on September 23, 2022	$	8,068,506
Net capital per the preceding calculation	$	8,068,506

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE & PAB RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2022

None, as the Company is exempt from rule 15c3-3 pursuant to its reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

See accompanying report of independent registered public accounting firm.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2022

None, as the Company is exempt from rule 15c3-3 pursuant to its reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

See accompanying report of independent registered public accounting firm.

Ashmore Investment Management (US) Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a.5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is not claiming an exemption from §240.15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2. The Company is engaged in the following types of business:

    a. Mutual fund underwriter or sponsor (this activity does not involve firm commitments);
    b. Mutual fund retailer;
    c. Private placement of securities; and
    d. Provide advisory services related to emerging markets.

3. As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, Jonathan Kim, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Jonathan Kim, CFO
Ashmore Investment Management (US) Corporation



KPMG
P.O. Box 493
SIX Cricket Square
Grand Cayman KY1-1106
Cayman Islands
Telephone   +1 345 949 4800
Fax   +1 345 949 7164
Internet   www.kpmg.ky

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ashmore Investment Management (US) Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Ashmore Investment Management (US) Corporation (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: mutual fund underwriter or sponsor (this activity does not involve firm commitments), mutual fund retailer, private placement of securities and provide advisory services related to emerging markets and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG

George Town, Cayman Islands

September 23, 2022